KELSON CAPITAL LLC

(SEC I.D. No. 8-68147)

Report Pursuant to Rule 17a-5 of

The Securities and Exchange Commission

Financial Statement

June 30, 2025

(Including Report of Independent Registered Public Accounting Firm)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-68147

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/24 AND ENDING 06/30/25

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Kelson Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2 Ravenglass Drive, 2nd Floor

(No. and Street)

Stamford   CT   06903

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Daniel Ledva   212-616-0169   dledva@kelsongroup.net

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ferrara CPA, LLC

(Name – if individual, state last, first, and middle name)

100 Horizon Center Blvd.   Hamilton   NJ   08691

(Address)   (City)   (State)   (Zip Code)

12/17/2024   7259

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Ledva _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Kelson Capital LLC _____, as of June 30 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANTONIO V SOLON
Notary Public
Connecticut
My Commission Expires Jun 30, 2028

Notary Public

Signature: _Daniel Ledva_

Title:
CEO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

KELSON CAPITAL LLC

TABLE OF CONTENTS

Ferrara CPA
100 Horizon Center Blvd.
Hamilton, NJ 08691
Tel: 609-865-5391
Fax: 609-435-3422

Report of Independent Registered Public Accounting Firm

To: The Stockholder
Kelson Capital, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Kelson Capital, LLC as of June 30, 2025, and the related notes (collectively referred to as the financial statements).   In my opinion, the financial statements present fairly, in all material respects, the financial position of Kelson Capital, LLC as of June 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Kelson Capital, LLC's management. My responsibility is to express an opinion on Kelson Capital, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Kelson Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.   My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Ferrara CPA

I have served as Kelson Capital, LLC's auditor since 2025.

Ferrara CPA
Hamilton, New Jersey
September 26, 2025

KELSON CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2025

ASSETS

Cash	$ 210,451
Accounts receivable	1,757,455
Other assets	5,867
TOTAL ASSETS	$ 1,973,773

LIABILITIES AND MEMBER CAPITAL

LIABILITIES	
Accounts payable and accrued expenses	$ 15,856
Accrued commissions	377,273
TOTAL LIABILITIES	393,129

COMMITMENTS AND CONTINGENCIES (Note 9)

MEMBER CAPITAL	1,580,644
TOTAL LIABILITIES AND MEMBER CAPITAL	$ 1,973,773

The accompanying notes are an integral part of this financial statement.

KELSON CAPITAL, LLC

NOTES TO FINANCIAL STATEMENT

YEAR ENDED JUNE 30, 2025

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization – Kelson Capital, LLC (the "Company"), a limited liability company, was organized in the state of New Jersey on November 18, 2008. The duration of the Company is perpetual. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company acts as a placement agent for institutional investment money managers. The Company markets the specialized investment management strategies for institutional investors.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Concentrations of Credit Risk - The Company is engaged in placement agent activities in which the counterparties primarily include institutional investors, qualified institutional purchasers and others. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Accounts Receivable – The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable (Continued) – Under the accounting update, the corporation can determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer).

The Company identified receivables as impacted by the new guidance.

The Company's conclusion that an allowance for credit losses is not required is based on management's expectation for the collectability of the receivable utilizing the CECL framework. Management considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the expectation of the collectability in determining the allowance for credit losses.

Management's expectation is that the credit risk associated with fees is not significant based on the contractual arrangement and expectation of collection in accordance with industry standards. At June 30, 2025 an allowance for credit losses was not considered necessary based on historical collection experience and management's evaluation of the collectability of outstanding accounts receivable. Accounts receivable are not collateralized.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – REVENUE RECOGNITION

The Company recognizes revenues to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

KELSON CAPITAL, LLC

NOTES TO FINANCIAL STATEMENT

YEAR ENDED JUNE 30, 2025

NOTE 3 – REVENUE RECOGNITION (CONTINUED)

In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company enters into arrangements with investment managers to market specialized investment strategies to institutional investors. Revenue for capital raising fees are generally recognized at the point in time that performance under the arrangement is completed (quarter end net asset value). Revenue for retainer fees is generally recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. For certain contracts, the Company must evaluate the likelihood of significant reversal of revenue due to matters outside company control and only recognize revenue up to the amount that a significant revenue reversal is not probable.

For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly.

NOTE 4 - CONCENTRATION

There were three major customers of the Company that represented 54%, 13% and 12% of fee revenue for the year ended June 30, 2025. The respective accounts receivable balances were $700,000, $150,000 and $672,000 as of June 30, 2025.

NOTE 5 – FAIR VALUE

Cash, accounts receivable, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

KELSON CAPITAL LLC

NOTES TO FINANCIAL STATEMENT

YEAR ENDED JUNE 30, 2025

NOTE 5 – FAIR VALUE (CONTINUED)

	Level 1
Assets	
Cash	$ 210,451
Liabilities	
Accrued expenses	$(393,129)

During the fiscal year ended June 30, 2025 the Company did not own any other financial assets or incur any other liabilities.

NOTE 6 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2025, the Company's net capital and required net capital were $194,595 and $26,209 respectively. The ratio of aggregate indebtedness to net capital was 202.02%.

NOTE 7 - INCOME TAXES

The Company is treated as a sole proprietorship (disregarded entity) for federal income tax purposes. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The amount of income or loss allocable to the member are subject to examination by federal and state taxing authorities. In the event of an examination, the tax liability of the member could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions may be subject to accounting methods for federal and state income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the member and the resulting balances in the members' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes.

KELSON CAPITAL LLC

NOTES TO FINANCIAL STATEMENT

YEAR ENDED JUNE 30, 2025

NOTE 7 – INCOME TAXES(CONTINUED)

Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at June 30, 2025. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2021.

In addition, no income tax related penalties or interest have been recorded for the year ended June 30, 2025.

NOTE 8 – RELATED PARTY

The Company's Managing Member provides office space from which the Company conducts its operations. The managing Member has not charged rent for this space and will no seek reimbursement in the future.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its member if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement.   As of June 30, 2025 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at June 30, 2025 or during the year then ended.

NOTE 10 – SEGMENT REPORTING

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023.

The Company operates as a single line of business as a securities broker-dealer, which is comprised of investment banking and advisory work. The Company has identified its Managing Director as the Chief Operating Decision Maker ("CODM") as specified in ASU 2023-07, who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions.

The Company's operations constitute a single operating segment and therefore, a single reporting segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only a single reportable segment.

NOTE 11 – SUBSEQUENT EVENT

Subsequent events have been evaluated through September 26, 2025, which is the date the financial statements were available to be issued.